Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

June 6, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Cataca Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-190255

Dear Mr. Reynolds:

We have amended our registration statement in response to your letter dated March 7, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

Exchange Rate Information, page 8

1.	We note that you provide exchange rate information as at January 27, 2013. Please provide exchange rate information as of a more recent date.

Updated information has been added on page 8.

“Our executive officers have other business interests which may limit ...,” page 10

2.	We partially reissue comment 8 in our letter dated August 16, 2013. Please revise this risk factor to specify the relationships with other companies that may result in conflicts of interest.

There are no such relationships, so we have removed the language referred to.

Financial Statements, page F-1

3.	In your next amendment, please revise to include updated financial statements as of and for the year ended December 31, 2013. Please refer to Rule 8-08(b) of Regulation S-X.

Current, updated financial statements are included in Amendment No. 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.

We partially reissue comment 20 in our letter dated August 16, 2013. Please revise this section to add a detailed plan of operations, which describes specific milestones. For example, it is unclear whether the mapping, surveying and sampling must yield certain results in order for the company to proceed with Phase II.

We have revised the disclosure on page 48 to clarify that we intend to pursue Phase II regardless of the outcome of Phase I.

Liquidity and Capital Resources, page 48

5.	The footnote disclosure for the table on page 48 does not appear to relate to the corresponding footnote in the case of footnotes 2, 3 and 4. Please revise to clarify.

The footnotes to the table on page 49 have been corrected.

6.

We reissue comment 22 in our letter dated August 16, 2013. Please revise this section to further describe the loan facility with Mr. Barrios. Disclose the terms of the facility and how much Mr. Barrios has agreed to provide. Also, while we note that there is no written agreement, please file a written description of the loan facility agreement with Mr. Barrios. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs- kinterp.htm. Disclose whether this loan facility is a binding obligation of Mr. Barrios.

We have revised the disclosure on page 50 to clarify that no person has agreed to provide money to the company. The terms of the loan from Mr. Barrios are described on pages 49 and 62.

Directors and Executive Officers, page 54

7.	We partially reissue comment 28 in our letter dated August 16, 2013. Please disclose the business experience for Mr. Ramos from 2012 to the present.

The experience of Mr. Ramos has been revised to indicate that his latest job extends to the present.

Transactions with related persons, promoters and certain control persons, page 60

8.

We note your disclosure on page F-19 that on December 1, 2013, the company received a loan from its President and Director in the amount of $8,000. Please reconcile with the disclosure in this section and provide the information required by Item 404(d) of Regulation S-K.

The requested disclosure has been added to page 62.

Undertakings, page 66

9.	We reissue comment 30 in our letter dated August 16, 2013. Please revise to include the entirety of the undertaking required by Item 512(a)(5) of Regulation S-K.

The undertaking has been added to page 68

Signatures

10.

We reissue comment 31 in our letter dated August 16, 2013. The registration statement must also be signed on behalf of the registrant by the chief executive officer, the principal financial officer, and the controller or principal accounting officer. Please revise accordingly. Refer to the Instructions to the Signatures on Form S-1.

The signatures have been revised to comply with this comment.

Exhibits

11.	The first page of Exhibit 3.1 is not legible. Please refile Exhibit 3.1 and ensure that each page is legible.

The exhibit has been refilled.

12.

Please refile Exhibits 3.2 and 99.3 in proper electronic format. While you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

These exhibits have been refilled.

Please feel free to call me at 845.256.8031 should you have any further questions. Please note that the current email address for the issuer is cataca@yourmail.bz.

Glenn & Glenn
/s/ D. Roger Glenn

cc Pamela Howell